Mail Stop 3561

December 15, 2008

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

      Re: **Conspiracy Entertainment Holdings, Inc.**
               Form 10-KSB for Fiscal Year Ended
               December 31, 2007
               Filed April 15, 2008
               Supplemental Response
               Filed November 14, 2008
               File No. 000-32427

Dear Mr. Ahmadi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization, F-10

1.   We have reviewed your response to prior comment two noting you are going to reclassify the minority interest to offset capitalized development costs in accordance with APB No. 18. Per review of the agreement it appears to be strictly

a licensing agreement, therefore APB No. 18 does not appear applicable. In addition, it appears the money received relates to the settlement of a dispute under a "Settlement Agreement and Mutual Release" and should be recorded as such. Please revise or advise.

Note 13- Derivative Liability and Restatement of Prior Years

2.   We note your response to prior comment six, noting that you have summarized the errors related to the beneficial conversion features and warrants. Please revise to provide the disclosures required by SFAS No. 154 for the correction of an error, particularly paragraphs (25) and (26).

Item 8A(T) Controls and Procedures, page 14

3.   We have reviewed your response to prior comment nine noting that management has concluded that your disclosure controls and procedures were not effective. Further we have reviewed your revised disclosure noting that management concluded that internal controls over financial reporting were not effective as of December 31, 2007, but the disclosure does not appear to address the fact that your disclosure controls and procedures were not effective. Please revise your disclosure to state that your disclosure controls and procedures were not effective in accordance with the guidance of Item 307 of Regulation S-B.

General

4.   We have reviewed your response to prior comment ten, noting you plan to amend your Form 10-KSB. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.   Please comply with the requirements of Article 8 of Regulation S-X in your future filings.

Other Exchange Act Reports

5.   We note your Form 10-Q for the fiscal quarter ended September 30, 2008 is delinquent. Please file this periodic report immediately or tell us when this report will be filed. When preparing this report, please note our prior comments regarding your Exchange Act reports.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services